Room 4561
						October 3, 2005



Mr. Ronald C. Lundy
Treasurer, Chief Accounting Officer
Veramark Technologies, Inc.
3750 Monroe Avenue
Pittsford, NY 14534

Re:	Veramark Technologies, Inc.
	Form 10-K for Fiscal Year December 31, 2004
	Filed March 28, 2005
	File No. 000-13898


Dear Mr. Lundy:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant
Accounting
Policies

Revenue Recognition, page 36

1. It remains unclear why you believe that VSOE of maintenance on your VeraSMART product is 18% of the license fee. Please identify the specific VeraSMART transactions in which maintenance has been sold separate from the software license at 18% of the original license fee. Currently, it appears to us that customers are only able to purchase maintenance separate from the license in the form of the first year renewal at a price amounting to 18.9% (18% stated rate plus 5% increase) of the original license fee. If you are unable to support the 18% rate as VSOE, provide us with an analysis that shows the effect of correcting your policy for all periods presented and the subsequent interim periods. In addition, explain to us how you and your auditors concluded that your policy is in compliance with generally accepted accounting principles and describe the impact of this correction, if it is necessary, on the evaluations of your disclosure controls and procedures.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Ronald C. Lundy
Veramark Technologies, Inc.
October 3, 2005
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